Consumer Capital Group, Inc.

1125 Route 9W

S Nyack, NY 10960

June 19, 2019

Via EDGAR System

Mr. Michael Volley

Staff Accountant

Securities and Exchange Commission

Washington, DC 20549

Re:	Consumer Capital Group, Inc.
December 31, 2018 Form 10-K Filed April 1, 2019
File No. 000-54998

Ladies and Gentlemen:

We are responding to you comment letter dated as of June 6, 2019 regarding the referenced filings. For ease of reference we include the comments received with our responses.

December 31, 2018 Form 10-K

General, page 1

1.	In future filings, please revise your disclosure throughout the filing to more accurately and consistently describe your business and financial results. For instance:

●	On page 2, you indicate that proceeds of the loan are paid, less the service fee and interest. However, in the 4th paragraph on page 3, you indicate that funding is made after deducting the servicing fee.

●	In the second paragraph on page 2, you indicate that Arki E-Commerce collects the interest generated through these loans. However, in the preceding sentence you indicate that you hold back the interest on the loan and in the third paragraph under the bullet points on page 2, you indicate that Arki Network collects loan payments and transfers the payment to Arki Capital. We also note disclosure on page 4 that Arki E- Commerce did not recognize any revenue.

●	In the first paragraph under the Investment Opportunity Marketing heading on page 3, you indicate that at December 31, 2018 you have received $961,000 through Bangnitou and that you pay no interest. This information is not consistent with the information presented in Note 9 on page F-23 which indicates $6,085,774 in loans payable at December 31, 2018 with interest rates between 4% and 54%.

●	The financial information provided in the third, fourth, fifth and sixth paragraphs on page 4 is not consistent with the financial information presented in the table on page 4.

●	In the third paragraph under the bullet points on page 2 you indicate that service fees are deducted from the loan proceeds provided to the borrower and that Arki Network does not charge any service fees to process repayments. However, on page 45, you indicate that borrowers typically pay you a servicing fee on each payment received.

●	On page 47 you characterize $563,429 of total income as commission income. However, on page 49, you characterize the same amount as interest income.

●	On page F-10, you disclose a 51% majority ownership in Arki Tianjin. However, this disclosure is not consistent with the organizational chart on page 10.

●	In the second paragraph under the basis of accounting and presentation heading on page F-10, it appears you have mistakenly included disclosure related to your interim financial statements.

Response: The Company shall revise future filings in light of the comments to clarify our disclosure and expand any related discussions or remove inapplicable language.

Our Business – Microfinancing, page 1

2.	You refer to your lending business to car dealerships as microfinancing throughout your filing. Please revise future filings to more accurately describe the nature of your business considering that your lending arrangements and terms are not consistent with typical microfinancing arrangements and terms or tell us why you believe this description is appropriate.

Response: The Company shall revise future filings in light of the comments to clarify our disclosure and expand any related discussions or remove inapplicable language.

3.	We note your disclosure on page 23 that “We shifted our focus of target borrower base from small and medium sized enterprises to car dealerships since the beginning of 2017.” Please revise future filings to delete the information provided related to SMEs and the related opportunities presented throughout the filing including pages 11, 12, and 43 or tell us why this information continues to be relevant.

Response: The Company shall revise future filings in light of the comments to clarify our disclosure and expand any related discussions or remove inapplicable language.

Risk Factors

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes- Oxley Act ..., page 27

4.	We note that your internal controls over financial reporting have not been effective since December 31, 2015. Please revise future filings to:

●	provide additional detail regarding how each material weakness and the related deficiency in internal control over financial reporting impacted financial reporting, and

●	discuss the specific steps you have taken to remediate each material weakness identified.

Please provide us your proposed revised disclosure in your response.

Response: The Company shall revise future filings in light of the comments to clarify our disclosure and expand any related discussions or remove inapplicable language.

With respect to proposed disclosure, we intend to include the following in our future filings, subject to periodic updating of processes and steps at the time of each filing:

As reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, our management identified the following material weaknesses in the Company’s internal control over financial reporting environment:

a) Inadequate segregation of duties. In various accounting processes, applications and systems we did not design, establish and maintain procedures and controls to adequately segregate job responsibilities for initiating, authorizing and recording transactions, nor were there adequate mitigating or monitoring controls in place.

b) Inadequate policies and procedures. We did not design, establish and maintain effective GAAP compliant financial accounting policies and procedures.

c) Inadequate personnel. We had a lack of experienced personnel with relevant accounting experience, due in part to our limited financial resources.

Due to these material weaknesses, we were not able to timely file our Annual Report on Form 10-K for the year ended December 31, 2017 and also determined that we needed to file amendments to our Annual Report on Form 10-K for the year ended December 31, 2017 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2017 and June 30, 2018. Additionally, in light of these material weaknesses, we perform additional analyses and other post-closing procedures to ensure that our financial statements are prepared in accordance with GAAP.

In an effort to remediate these material weaknesses, we have hired a separate chief financial officer in August 2017 to ensure greater segregation of duties than had previously existed. Further, we have also engaged an outside tax reporting firm to provide assistance with our tax reporting obligations. To further remediate these weaknesses, we intend to undertake the following steps:

i) hire, as needed, additional accounting personnel with technical accounting expertise and reorganize the finance department to ensure that accounting personnel with adequate experience, skills and knowledge relating to complex, non-routine transactions are directly involved in the review and accounting evaluation of our complex, non-routine transactions;

ii) improve the documentation of corporate policies and procedures to ensure our financial statements are prepared in accordance with GAAP, including adequately describing in detail the controls necessary for each transaction cycle and the controls that are necessary to properly account and communicate transactions on a timely basis to both financial and non-financial personnel; and

iii) provide training to personnel in our accounting and reporting functions on a continuing basis to ensure the correct application of GAAP to our financial statements and adherence to the written policies and procedures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

5.	It appears the second paragraph under the “Investment Opportunity Marketing” heading relates to your Microfinancing business. Please revise future filings to move this information to the appropriate section of your MD&A or tell us why this information relates to your Investment Opportunity Marketing business.

Response: We shall move this information per your suggestion.

Critical Accounting Policies, page 44

6.	You disclose the fair value of warrant liabilities is a critical estimate. Please tell us where you present the warrant liabilities in your financial statements and ensure that all appropriate accounting policies are disclosed in the notes to your financial statements in future filings.

Response: In future filings we will remove, unless factual circumstance are otherwise, this critical estimate disclosure, The Company does not have at this time (including prior periods covered by the Form 10-K) any outstanding warrants, long lived assets or contingencies that would require this critical estimate disclosure.

7.	We note policy disclosure on page 46 related to your E-commerce business and your disclosure that you ceased your E-commerce business in first quarter of 2015. Please review your policy disclosure and revise future filings to only include relevant policies for significant businesses that are active.

Response: We will revise future filings per the comment.

Results of Operations - Comparison of the Years Ended December 31, 2018 and 2017, page 47

8.	Considering the materiality of General and Administrative expenses, please revise future filings to show additional detail of this line item in a tabular format for each period presented and describe any material trends. Please provide us your proposed revised disclosure in your response.

Response: We will revise future filings to include such disclosure. The proposed disclosure in future filings will be in tabular format and would be substantially as follows (note: for ease of discussion we have include relevant figures from the Form 10-k period):

Commissions	473,145
Investor relations & consulting	357,064
Legal & audit fees	342,585
Advertising & promotion	75,758
Salaries	73,693
Rent	61,968
Repair & maintenance	52,151
Travel	25,380
Depreciation	23,183
OTCQB annual fee & registration fee	20,515
Meal & Ent	7,068
Insurance	5,691
Bank charge	2,986
MISC	17,895

Total G&A	1,539,082

Commitments and Contractual Obligations, page 54

9.	Please revise future filings to include a tabular disclosure of all contractual obligations, including long term debt and accrued interest in accordance with Item 303(a)(5) of Regulation S-K.

Response: We will revise future filings to include such disclosure.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Allowance for Loan Losses, page F-16

10.	Based on your policy disclosure, it is unclear how your policy of a required General Reserve of no less than 1% of total loans receivable is consistent with US GAAP. Please tell us how your 1% policy is consistent with US GAAP or revise your policy disclosure accordingly in future filings. Please provide us your proposed revised disclosure in your response, if applicable.

Response: The allowance is based on the Company’s past loan loss history, known and inherent risks in the loan receivable, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

In estimating the probable loss of the loan receivable, the Company also considers qualitative factors such as current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors such as regulatory guidance. Finally, as appropriate, the Company also considers individual borrower circumstances and the condition and fair value of the loan collateral, if any.

The Company calculates the provision amount pursuant to U.S. GAAP as set forth below:

1. General Reserve — is based on total loan receivable balance and to be used to cover unidentified probable loan loss. As required by GAAP, the General Reserve is required to be no less than 1% of total loans receivable. Based on the Company’s loan loss experience (none), and the factors outlined in GAAP, the company utilizes the 1% general reserve.

2. Special Reserve — is an allowance set aside covering losses due to risks related to a particular country, region, industry, borrower or type of loan. The reserve rate can also be decided based on management’s estimate of loan collectability. Again, based on the Company’s loan experience, including type of borrowers, its knowledge of the borrower’s credit history and ability to collect, it does not believe that any special reserve is required.

In addition, the management is aware of and analyzed its reserve policy based on Guidance on Provisioning for Loan Losses issued by the PBOC, and has discussed same with its auditing firm. In future filings, the Company will include such expanded disclosure, subject to additional commission comments and changes in facts and circumstances.

Thank you in advance for your consideration. Please contact the undersigned our outside counsel, Brian Daughney at Becker & Poliakoff LLP (212 599-3322) (bdaughney@beckerlawyers.com) with any further questions or comments.

Sincerely,

Crystal L. Chen
Chief Financial Officer
Consumer Capital Group, Inc.

cc:	Brian Daughney
Stanley Long